Exhibit 99.1

Tims China Announces Reverse Stock Split

SHANGHAI and NEW YORK, January 7, 2025 (GLOBE NEWSWIRE) -- -- TH International Limited (Nasdaq: THCH) (the “Company,”) today announced that it expects to implement a 1-for-5 reverse stock split of the Company’s ordinary shares effective December 31, 2024. The reverse stock split was previously approved by the Company’s shareholders on December 20, 2024 and board of directors on December 23, 2024. The Company’s ordinary shares will begin trading on an adjusted basis giving effect to the reverse stock split at the opening of market (U.S. Eastern time) on January 13, 2025 under the existing ticker symbol “THCH”. The new CUSIP number of the Company’s ordinary shares will be G8656L 130.

The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

Outstanding Company options, warrants and other applicable convertible securities will be proportionately adjusted in accordance with their respective terms. No fractional shares will be issued in connection with the reverse stock split. Shareholders otherwise entitled to receive a fractional ordinary share as a result of the reverse share split will receive cash in lieu of such fractional ordinary share.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com